UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On July 15, 2011, CIBT Educations Group Inc. (the “Company”) issued a news release announcing that it has signed memorandums of understanding with two universities located in the Guangdong province of China, Guangzhou University and Zhaoqing University, to join the Company’s Global Learning Network.

The terms of the memorandum of understanding require the Company to establish one Global Learning Network classroom within each university’s campus. These classrooms will allow the institutions to offer additional programs delivered by western teachers from studios located in Canada, and to share additional resources with other institutions participating in the Global Learning Network. The partnerships are expected to offer English Teacher Certification (TESOL), tourism and hospitality management, overseas study preparation, hotel industry English and pre-masters degree transfer programs.

A copy of the July 15, 2011 news release is attached as exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	July 15, 2011 News Release – “CIBT to Establish GLN Partnerships with Guangzhou and Zhaoqing Universities in China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: July 18, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer